

May 15, 2023

Rajiv Shukla
Chief Executive Officer and Chairman
Alpha Healthcare Acquisition Corp. III
1177 Avenue of the Americas
New York, NY 10036

> **Re: Alpha Healthcare Acquisition Corp. III**
> **Form 10-K For the fiscal year ended December 31, 2022**
> **Filed March 17, 2023**
> **File No. 001-40228**

Dear Rajiv Shukla:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K For the fiscal year ended December 31, 2022

Item 15
Exhibits 31.1 and 31.2, page 71

1. We note that your certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please file an amendment to your annual report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services